EXHIBIT 99.1

Osisko Closes Silver Stream Transaction With Falco Resources

MONTRÉAL, Feb. 27, 2019 (GLOBE NEWSWIRE) -- Osisko Gold Royalties Ltd (the “Company” or “Osisko”) (TSX & NYSE: OR) is pleased to announce the closing of its previously announced (see press release of June 18, 2018) senior secured silver stream facility (“Silver Stream”) with reference to up to 100% of the future silver produced from the Horne 5 property (“Horne 5” or the “Project”) located in Rouyn-Noranda, Québec from Falco Resources Ltd. (“Falco”) (TSXV: FPC).

Pursuant to the silver purchase agreement entered into between Osisko and Falco on February 27, 2019, Osisko will purchase up to 100% of the refined silver from the Project. As consideration for the Silver Stream, Osisko will pay to Falco staged upfront cash deposits of up to C$180 million plus ongoing payments equal to 20% of the spot price of silver on the day that refined silver is delivered, to a maximum of US$6 per ounce of refined silver.

On closing of the Silver Stream, Osisko has funded the first deposit of C$25,000,000, net of C$23,390,733 representing the C$20,000,000 principal amount of loans from Osisko to Falco entered into in May 2016 and September 2018 and accounts payable by Falco to Osisko, resulting in a cash outlay of C$1,609,267 to Falco. The Silver Stream is secured by the assets of Falco.

“We are pleased to conclude this important financing with Falco to continue the development of the Horne 5 project. The addition of the silver stream on Horne 5 brings in a new generation of assets that have the potential to become anchor assets within Osisko’s royalty and stream portfolio.” commented Sean Roosen, Chair and CEO of Osisko.

Falco and Osisko have also reached an agreement to settle interest owed under each of the May 2016 and September 2018 loans through the issuance of 5,353,791 common shares of Falco (“Falco Common Shares”) at a deemed price of C$0.34 per share (the “Shares for Debt Settlement”). Completion of the Shares for Debt Settlement is subject to Falco obtaining necessary regulatory approvals, including acceptance of the TSX Venture Exchange.

The Horne 5 Project

Horne 5 is a development-stage project located in Rouyn-Noranda, Québec. Horne 5 is located in the former Horne mine that was operated by Noranda from 1927 to 1976 and produced 11.6 million ounces of gold and 2.5 billion pounds of copper. Falco completed a feasibility study for the Project in 2017 that demonstrated positive economics, and estimated annual payable gold production of 219,000 ounces at US$399 per gold ounce over a 15 year life of mine. Falco is currently in the permitting process and working on obtaining all third-party approvals to advance project construction.

Early Warning Disclosure

Immediately prior to the Shares for Debt Settlement, Osisko had beneficial ownership of, or control and direction over, (i) 36,031,449 Falco Common Shares, representing approximately 17.8% of the issued and outstanding Falco Common Shares, and (ii) 6,052,222 warrants each entitling the holder to purchase one Falco Common Share (the “Falco Warrants”). Immediately following the Shares for Debt Settlement, Osisko will have beneficial ownership of, or control and direction over, 41,385,240 Falco Common Shares, representing approximately 19.9% of the issued and outstanding Falco Common Shares, and (ii) 6,052,222 Falco Warrants. Assuming the exercise of the Falco Warrants, Osisko would have beneficial ownership of, or control and direction over, 47,437,462 Falco Common Shares, representing approximately 22.2% of the Falco Common Shares issued and outstanding.

Osisko will acquire the Falco Common Shares issued under the Shares for Debt Settlement for investment purposes and in accordance with applicable securities laws, Osisko may, from time to time and at any time, acquire additional Falco Common Shares and/or other equity, debt or other securities or instruments (collectively, “Securities”) of Falco in the open market or otherwise, and reserves the right to dispose of any or all of its Securities in the open market or otherwise at any time and from time to time, and to engage in similar transactions with respect to the Securities, the whole depending on market conditions, the business and prospects of Falco and other relevant factors.

This news release is issued under the early warning provisions of the Canadian securities legislation. A copy of the early warning report to be filed by Osisko in connection with the Shares for Debt Settlement described above will be available on SEDAR under Falco’s profile. To obtain a copy of the early warning report, you may also contact Joseph de la Plante, Vice President, Corporate Development of Osisko at (514) 940‑0670. Falco’s head office is located at 1100 avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec, H3B 2S2.

Related Party Transactions

The Silver Stream is considered a “related party transaction” for Falco under Regulation 61-101 respecting Protection of Minority Security Holders in Special Transactions (“Regulation 61-101”). Osisko understands that Falco is exempt from the requirements to obtain a formal valuation in connection with the Silver Stream, as the shares of Falco are not listed on any of the specified markets. The Silver Stream was subject to receipt of the Disinterested Shareholder Approval of Falco which was obtained on November 29, 2018.

The Shares for Debt Settlement is considered to be a "related party transaction" for Falco under Regulation 61‑101 but Osisko understands that Falco is exempted from the requirements to obtain a formal valuation and to obtain minority approval, as the fair market value of the consideration for the Shares for Debt Settlement does not exceed 25% of Falco’s market capitalization.

Mr. Guy Desharnais, Ph.D., P.Geo, is the qualified person for this release as defined by Regulation 43‑101 respecting Standards of Disclosure for Mineral Projects and has reviewed and verified the technical information contained herein. Mr. Guy Desharnais is an employee of Osisko and is non-independent.

About Osisko Gold Royalties Ltd

Osisko Gold Royalties Ltd is an intermediate precious metal royalty company focused on the Americas. Osisko holds a North American focused portfolio of over 130 royalties, streams and precious metal offtakes. Osisko’s portfolio is anchored by its 5% net smelter return royalty on the Canadian Malartic mine, which is the largest gold mine in Canada. Osisko also owns a portfolio of publicly held resource companies, including a 16.7% interest in Osisko Mining Inc., a 32.2% interest in Barkerville Gold Mines Ltd. and a 15.4% interest in Victoria Gold Corp.

Osisko’s head office is located at 1100 Avenue des Canadiens-de Montréal, Suite 300, Montréal, Québec, H3B 2S2.

For further information please contact, please contact Osisko Gold Royalties:
Joseph de la Plante Vice President, Corporate Development Tel. (514) 940-0670 jdelaplante@osiskogr.com

Forward-looking Statements

Certain statements contained in this press release may be deemed “forward‐looking statements” within the meaning of applicable Canadian and U.S. securities laws. These forward‐looking statements, by their nature, require Osisko to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. These forward‐looking statements, may involve, but are not limited to the terms and conditions of the Silver Stream facility and the amount and terms of deposit payments to be made by Osisko under the Silver Stream facility, the anticipated benefits deriving from the investment and transaction between Osisko and Falco, the receipt of third party consents, TSX Venture Exchange approvals and other regulatory approvals. Words such as “may”, “will”, “would”, “could”, “expect”, “believe”, “plan”, “anticipate”, “intend”, “estimate”, “continue”, or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements is based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including the receipt of regulatory approvals, management’s perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. Osisko considers its assumptions to be reasonable based on information currently available, but cautions the reader that their assumptions regarding future events, many of which are beyond the control of Osisko, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect Osisko and its business.

For additional information with respect to these and other factors and assumptions underlying the forward‐looking statements made in this press release, see the section entitled “Risk Factors” in the most recent Annual Information Form of Osisko which is filed with the Canadian securities commissions and available electronically under Osisko’s issuer profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission and available electronically under Osisko’s issuer profile on EDGAR at www.sec.gov. The forward‐ looking information set forth herein reflects Osisko’s expectations as at the date of this press release and is subject to change after such date. Osisko disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.